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                                                                  EXHIBIT (a)(9)

                              [For Release in U.S.]


                                                                  21 April, 1998


                        SIEBE PLC COMMENCES TENDER OFFER
                          FOR SIMULATION SCIENCES INC.

SIEBE plc is today commencing its tender offer for all outstanding shares of Common Stock of Simulation Sciences Inc. (NASDAQ: SMCI) ("SimSci"), at a price of $10.00 per share, payable in cash. The offer, which has been unanimously approved and recommended by SimSci's Board of Directors, is being made pursuant to the merger agreement between the companies. The merger was announced on April 15, 1998.

The tender offer, which is currently scheduled to expired at 12:00 midnight, New York City time Monday May 18, 1998 unless extended, is subject to the tender by SimSci shareholders of that number of shares of SimSci which would represent a majority of the outstanding shares of SimSci on a fully diluted basis and other customary conditions.

Siebe is one of Britain's largest diversified engineering and electronics groups, incorporating over 200 companies and employing over 50,000 people worldwide. The Group designs and manufactures temperature and appliance controls, process automation and control systems, and industrial equipment.

Founded in 1967, SimSci is a leading international software provider to the petroleum, petrochemical and related process industries. The Company's process simulation software is designed to optimise productivity and management decision making in the operation of petrochemical, chemical plants and refineries.

Morgan Stanley & Co. Incorporated is acting as dealer manager for the tender offer, D.F. King & Co., Inc. is acting as information agent, and Bankers Trust Company is acting as depositary.

                                    - Ends -


For further information, contact:
Barry Francis, Siebe plc
Ceri Williams, Siebe plc
Telephone: 01753 855411  International Telephone: +44 1753 855411


Daniel M. Sullivan, D.F. King & Co. Inc.
Telephone: 001 212 493 6927  International Telephone: +1 212 493 6927